Howard I. Atkins Senior Executive Vice President Chief Financial Officer	420 Montgomery Street 12th Floor San Francisco, CA 94104 hia@wellsfargo.com
March 4, 2008
Paul Cline, Senior Accountant
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 4561
Washington, DC 20549
Re:     Wells Fargo & Company
Form 10-K for the Fiscal Year Ended December 31, 2006
Form 10-Q for the Fiscal Quarter Ended September 30, 2007
Forms 8-K filed May 31, 2007, June 7, 2007, July 9, 2007 and November 7, 2007
File No. 001-02979
Dear Mr. Cline:
In response to the comments by the Commission’s staff (“Staff”) contained in your letter dated February 26, 2008, to Wells Fargo & Company (“Wells Fargo” or the “Company”), we submit the following information.
SEC Request
1.	We note your response to our prior comment 1 in our letter dated January 9, 2008. It remains unclear what your actual definition of foreseeable future is. Please revise your disclosures in future filings to provide a specific disclosure of the definition of foreseeable future that you use when you determine the classification of loans upon origination.
Wells Fargo Response
We have clarified the definition of “foreseeable future” in our 2007 Form 10-K as follows (emphasis added):
At origination, our lines of businesses are authorized to originate held for investment loans that meet or exceed established loan product profitability criteria, including minimum positive net interest margin spreads in excess of funding costs. When a determination is made at the time of commitment to originate loans as held for investment, it is our intent to hold these loans to maturity or for the “foreseeable future,” subject to periodic review under our corporate asset/liability management

Paul Cline, Senior Accountant
March 4, 2008

process. In determining the “foreseeable future” for these loans, management considers 1) the current economic environment and market conditions, 2) our business strategy and current business plans, 3) the nature and type of the loan receivable, including its expected life, and 4) our current financial condition and liquidity demands. Consistent with our core banking business of managing the spread between the yield on our assets and the cost of our funds, loans are periodically reevaluated to determine if our minimum net interest margin spreads continue to meet our profitability objectives. If subsequent changes in interest rates significantly impact the ongoing profitability of certain loan products, we may subsequently change our intent to hold these loans and we would take actions to sell such loans in response to the Corporate ALCO directives to reposition our balance sheet because of the changes in interest rates. Such Corporate ALCO directives identify both the type of loans (for example 3/1, 5/1, 10/1 and relationship adjustable-rate mortgages (ARMs), as well as specific fixed-rate loans) to be sold and the weighted-average coupon rate of such loans no longer meeting our ongoing investment criteria. Upon the issuance of such directives, we immediately transfer these loans to the MHFS portfolio at the lower of cost or market value.
SEC Request
2.	Please refer to our prior comment 2 in our letter dated January 9, 2008. The inclusion of capitalized mortgage servicing rights from loan sales or securitizations appears to be an error. Please revise your statement of cash flows to separately present capitalized MSR’s as a non-cash transaction. Alternatively, if you believe this error is not material to your financial statements, please provide us with your materiality analysis.
Wells Fargo Response
We have clarified in Note 1 (Summary of Significant Accounting Policies) to Financial Statements included in our 2007 Form 10-K the presentation of capitalized MSRs from securitizations and asset transfers as non-cash transactions in the statement of cash flows. As described in our disclosure, the amounts related to 2006 and 2005 are not material. Attached as Exhibit 1 is the Company’s materiality analysis related to those periods. Our disclosure is as follows:
In 2006 and 2005, our consolidated statement of cash flows reflected mortgage servicing rights (MSRs) from securitizations and asset transfers, as separately detailed in Note 9 (Mortgage Banking Activities), of $4,118 million and $2,652 million, respectively, as an increase to cash flows from operating activities with a corresponding decrease to cash flows from investing activities. We have revised our consolidated statement of cash flows to appropriately reflect the proceeds from sales of mortgages held for sale (MHFS) and the related investment in MSRs as

Paul Cline, Senior Accountant
March 4, 2008

non-cash transfers from MHFS to MSRs. The impact of the adjustments was to decrease net cash provided by operating activities from $32,094 million to $27,976 million in 2006, increase net cash used by operating activities from $9,333 million to $11,985 million in 2005, decrease net cash used by investing activities from $20,700 million to $16,582 million in 2006, and decrease net cash used by investing activities from $30,069 million to $27,417 million in 2005. These revisions to the historical financial statements were not considered to be material.
SEC Request
3.	Please refer to our previous comment 4 in our letter dated January 9, 2008. We note that in 2006, you began considering t-test in addition to the r2 and slope to supplement the slope coefficient for hedging relationships for which you used regression analysis to assess hedge effectiveness. Please tell us the following for periods prior to 2006:
•	Tell us whether, based on your methodology, you could pass the r2 and slope tests and fail T-test and still conclude that the hedge is highly effective. If so, please tell us the basis for this conclusion; and,

•	If you do not have reason to believe you would have passed the slope and t-test for these hedge relationships, please tell us whether you believe the impact of not applying hedge accounting for these hedges would have been material to the annual and quarterly periods for the relevant periods in 2006 and for 2005.
Wells Fargo Response
We have consistently applied the parameters that we use to consider hedging relationships to be highly effective under R-square and slope for all periods presented, and having experienced no issues or problems passing the t-statistical assessment since its introduction in mid-2006, believed that we would have passed the t-statistic test for all relevant periods in 2006 and 2005. This conclusion has been validated by our performing an in-depth review of our actual results. We performed and passed the t-statistical evaluation on all hedging relationships involving MSRs, MHFS, floating-rate long-term debt and floating-rate commercial loans (these items collectively represent 99% of our hedging relationships that use regression analysis, based upon notional amount) for 2005 and 2006. Additionally, for the remaining hedging relationships (commercial real estate mortgage loans held for sale) we performed and passed the t-statistic evaluation on a representative sample for these same periods.

Paul Cline, Senior Accountant
March 4, 2008

The Company acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Questions concerning the information set forth in this letter may be directed to Richard D. Levy, Executive Vice President and Controller, at (415) 222-3119 or me at (415) 396-4638.
Very truly yours,
/s/ HOWARD I. ATKINS
Howard I. Atkins
Senior Executive Vice President and
Chief Financial Officer
(Principal Financial Officer)

cc:	Brittany Ebbertt Richard D. Levy

EXHIBIT 1
WELLS FARGO RESPONSE DATED MARCH 4, 2008 TO SEC COMMENT LETTER
EVALUATION OF MATERIALITY RELATED TO THE INCLUSION OF
CAPITALIZED MORTGAGE SERVICING RIGHTS FROM LOAN SALES OR
SECURITIZATIONS AS CASH ITEMS IN THE STATEMENT OF CASH FLOWS
Executive Summary:
In 2006 and 2005, and during the first 3 quarters of 2007, Wells Fargo & Company (the Company) included in statement of cash flows capitalized mortgage servicing rights from loan sales or securitizations as an increase to cash flows from operating activities with a corresponding decrease to cash flows from investing activities, which is consistent with what we believed to be industry practice.
The Company received a comment letter from the SEC on January 9, 2008 which clarified that the inclusion of capitalized mortgage servicing rights from loan sales or securitizations should be revised in the statement of cash flows as a non-cash transaction. Because mortgage servicing rights do not exist until they are separated from the associated loans when the loans are sold, these amounts represent a non-cash transaction. Specifically, upon the sale of loans, the amounts related to the mortgage servicing rights are reclassified on the balance sheet from loans held for sale to mortgage servicing rights, which is a non-cash transaction.
As a result of the January 9, 2008 letter, the Company agrees with the SEC and has revised its statement of cash flows to appropriately reflect the proceeds from sales of mortgages held for sale and the related investment in mortgage servicing rights as non-cash transactions separately shown in the supplemental disclosures of cash flow information on the statement of cash flows in its December 31, 2007 financial statements. The Company has also disclosed the corrections in Note 1: Summary of Significant Accounting Policies to the consolidated financial statements contained in its 2007 Annual Report.
Below is the impact to the December 31, 2006 and 2005 statements of cash flows, which have been corrected in the 2007 Form 10-K:

		Total Cash Provided (Used) by:
(in millions)
		Operating Activities			Investing Activities
Financial	Amount of	As	As	%	As	As	%
Statements	Misstatement	reported	adjusted	Impact	reported	adjusted	Impact
12/31/2006	4,118	32,094	27,976	12.8%	(20,700)	(16,582)	19.9%

12/31/2005	2,652	(9,333)	(11,985)	28.4%	(30,069)	(27,417)	8.8%
The Company performed an analysis and determined the corrections made to the statement of cash flows were not material, either quantitatively or qualitatively, for the years ended December 31, 2006 or 2005. Following summarizes the basis for this conclusion:
•	Financial institutions with significant lending categorized as held for sale or trading operations have significant fluctuations in operating cash flows with no real change in the volume of business or actual revenue streams. This results from the timing of the originations and sales of these products. These large fluctuations from period to period with no change in the business fundamentals are evidenced in our cash flow statements for the three years ended December 31, 2007.

Loans originated to hold for investment are shown as investing cash flows which results in loans ending up in different locations in the statement of cash flows depending on whether they were originated as held for sale or investment.

As a result, it is necessary to combine the operating and investing cash flows to analyze a bank’s deployment of financing funds.

It is important to note that the combined totals of operating and investing cash flows were not impacted by the corrections. Further, the corrections in the context of the financial statements are minor and a reasonable person would not view it as important to an evaluation of a bank’s performance.

•	Analyst reports for the Company, and inquiries made by analysts to our investor relations department, typically do not involve the statement of cash flows. Typical metrics focused on are net interest margin, various credit quality metrics, profitability ratios (return on assets / return on common equity / efficiency ratios), average balance sheet amounts (loan / deposit growth), and noninterest income amounts. None of these metrics were affected by the corrections.

•	The amounts were previously disclosed in the Mortgage Banking Activities footnote to the financial statements for all periods presented.

•	The misstatement did not mask a trend in earnings or other trends, hide a failure to meet analysts’ consensus, did not change a loss into income or vice versa, was not a result of an intentional misstatement, was not a result of an error concerning a specific segment or other portion of the Company’s business, was not made in order to conceal any unlawful transactions or accounting events, did not affect the Company’s regulatory compliance, and was not taken in order to increase management’s compensation.
Materiality Assessment:
SAB 99 emphasizes the SEC staff’s view that registrants and auditors should not exclusively rely on any percentage or numerical threshold to determine whether misstatements are material to financial statements. It indicates that materiality concerns the significance of an item to users of a registrant’s financial statements, and that a matter is “material” if there is substantial likelihood that a reasonable person would consider it important. SAB 99 includes several factors to assist a registrant in making its determination of whether items individually, and in the aggregate, are material to its financial statements. The Company has evaluated each of these factors in the following section — SAB 99 Question 1 Analysis. Additionally, this document includes an analysis of SAB 99 Question 2 which concerns intentional misstatements.
SAB 99 Question 1 Analysis:
The interpretive response to Question 1 in SAB 99 indicates, “The use of a percentage as a numerical threshold, such as 5%, may provide the basis for a preliminary assumption that — without considering relevant circumstances — a deviation of less than the specified percentage with respect to a particular item on the registrant’s financial statements is unlikely to be material.” It continues, “But quantifying, in percentage terms, the magnitude of a misstatement is only the beginning of an analysis of all relevant considerations. Materiality concerns the significance of an item to users of a registrant’s financial statements. A matter is “material” if there is a substantial likelihood that a reasonable person would consider it important.” The SAB lists out certain qualitative considerations that should be considered, as follows:

1. Whether the misstatement arises from an item of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate.
Wells Fargo Analysis:
The misstatement does not arise as an item of imprecise measurement or from a change in estimate. It is a correction of an error that is readily quantifiable. The Company believes that it was following industry practice by including capitalized mortgage servicing rights from loan sales or securitizations in its statement of cash flows as part of operating and investing activities. However, in response to the SEC comment letter received January 9, 2008, the Company has corrected these amounts as non-cash transactions in the statement of cash flows.
2. Whether the misstatement masks a change in earnings or other trends.
Wells Fargo Analysis:
The misstatement does not mask a change in earnings or in other trends. The misstatement had no effect on the Company’s previously reported income statements or balance sheets. The misstatement is solely within the statement of cash flows from cash items in both the operating and investing sections to the supplemental disclosures reported as a non-cash item.
3. Whether the misstatement hides a failure to meet analysts’ consensus expectations for the enterprise.
Wells Fargo Analysis:
The misstatement does not hide a failure to meet analysts’ expectations nor did it have any effect on the Company’s ability to meet such expectations as it did not affect net income or earnings per share. As noted above, the Company does not believe that this cash flow information would be considered a key element considered by analysts in assessing the financial strength of a financial institution; however, if analysts’ deemed this information as a key element in their analysis, it is disclosed in the Company’s Mortgage Banking footnote to its financial statements.
4. Whether the misstatement changes a loss into income or vice versa.
Wells Fargo Analysis:
The misstatement does not change a loss into income or vice versa. As previously noted, the misstatement had no effect on the Company’s income statement or balance sheet. The Company’s net income of $8,420 million and $7,671 million is unchanged for the years ended December 31, 2006 and 2005, respectively.
The impact of the adjustments was to decrease net cash provided by operating activities from $32,094 million to $27,976 million in 2006, increase net cash used by operating activities from $9,333 million to $11,985 million in 2005, decrease net cash used by investing activities from $20,700 million to $16,582 million in 2006, and decrease net cash used by investing activities from $30,069 million to $27,417 million in 2005. As is evident, these misstatements did not cause a “flip” in total operating and investing cash flows from positive to negative or vice versa in either 2006 or 2005.
5. Whether the misstatement concerns a segment or other portion of the registrant’s business that has been identified as playing a significant role in the registrant’s operations or profitability.
Wells Fargo Analysis:
The misstatement was not a result of an error concerning a specific segment or other portion of the Company’s business. Additionally, the misstatement does not have any affect on reported segment information nor the Company’s income statement or balance sheet.

6. Whether the misstatement affects the registrant’s compliance with regulatory requirements.
Wells Fargo Analysis:
The misstatement does not affect the Company’s compliance with regulatory requirements. In regards to financial reporting, the key regulatory consideration is capital adequacy. The correction of this misstatement has no impact on the computation of regulatory capital. Additionally, the misstatement does not result in any violations of regulatory compliance matters.
7. Whether the misstatement affects the registrant’s compliance with loan covenants or other contractual requirements.
Wells Fargo Analysis:
The misstatement does not affect the Company’s compliance with loan covenants or other contractual requirements. Wells Fargo Bank, N.A. is the only U.S. bank to have the highest-possible credit rating from both Standard & Poor’s Ratings Services and Moody’s Investors Service.
8. Whether the misstatement has the effect of increasing management’s compensation for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation.
Wells Fargo Analysis:
The misstatement does not result in an increase in management’s compensation. Specifically, the misstatement and resulting correction has no effect on executive management’s base or incentive compensation. Management did not disregard the misstatement in any manner in prior periods in order to increase compensation.
The Company’s Performance-Based Compensation Policy includes EPS performance goals. The EPS goals for 2006 and 2005 were exceeded in both periods. As previously mentioned, the misstatement had no effect on the Company’s reported net income or EPS.
9. Whether the misstatement involves concealment of an unlawful transaction.
Wells Fargo Analysis:
The misstatement does not involve concealment of an unlawful transaction nor was it a result of an intentional error. As previously stated, the Company understands that it was following industry practice in disclosing capitalized mortgage servicing rights from loan sales or securitizations.
SAB 99 Question 1 Conclusion:
The Company has concluded that, after analyzing the above nine qualitative characteristics, that the misstatement arising from including capitalized mortgage servicing rights from loan sales or securitizations as a cash item in its statement of cash flows is not material to the Company’s financial statements. As previously indicated, the misstatement was not a result of an intentional misstatement, was not made in order to conceal any unlawful transactions or accounting events, did not affect the Company’s recent and prior trends in earnings, did not change a loss into income, did not affect the Company’s regulatory compliance, and was not taken in order to increase management’s compensation. We believe the evaluation of these nine factors shows strong support in concluding the misstatement is not material to the consolidated financial statements.

SAB 99 Question 2 Analysis:
In further evaluating the misstatement, Question 2 of SAB 99 was also considered. Question 2 of SAB 99 asks the following, “In the staff’s view, may a registrant make intentional immaterial misstatements in its financial statements?” The Interpretive Response to this question indicates, “No. In certain circumstances, intentional immaterial misstatements are unlawful.” The considerations of Question 2 states the following, “Even if misstatements are immaterial, registrants must comply with Sections 13(b)(2) — (7) of the Securities Exchange Act of 1934 (the Exchange Act). Under these provisions, each registrant with securities registered pursuant to Section 12 of the Exchange Act, or required to file reports pursuant to Section 15(d), must make and keep books, records, and accounts, which, in reasonable detail, accurately and fairly reflect the transactions and dispositions of assets of the registrant and must maintain internal accounting controls that are sufficient to provide reasonable assurances that, among other things, transactions are recorded as necessary to permit the preparation of financial statements in conformity with GAAP.”
SAB 99 Question 2 Conclusion:
The misstatement related to the inclusion of capitalized mortgage servicing rights from loan sales or securitizations as a cash item in the Company’s statement of cash flows was not a result of an intentional misstatement.